Exhibit 99

1 Q2 2020 Results Call August 7, 2020

Forward Looking Statements 2 Certain statements in this document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this document include, but are not limited to, statements relating to : our actions in response to the COVID - 19 (Coronavirus) pandemic, including those relating to employee health and safety, as well as the expected impact of our right - sizing/restructuring actions ; the timing and success of upcoming launches ; our expectations regarding the impact of program delays or cancellations on our business ; our expectations regarding Total Sales, EBIT margin percentage, interest expense, tax rate, capital spending, working capital ; future Adjusted Debt to EBITDA ratio ; and implied second - half of 2020 light vehicle production, Total Sales, EBIT, Free Cash Flow and decremental margin . Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines, including as a result of the COVID - 19 (coronavirus) pandemic; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • OEM consolidation and cooperation; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 (Coronavirus) pandemic; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • COVID - 19 (Coronavirus) shutdowns; • supply disruptions, including as a result of the COVID - 19 (coronavirus) pandemic; • climate change risks; • attraction/retention of skilled labour ; IT Security/Cybersecurity Risk • IT/Cybersecurity breach; • Product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense (income), net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures” 3

Restart of Operations • Health and safety of employees remains our top priority • Reintegrating employees back into plants and offices • Following established protocols, assessment tools & guidance documents 4

Challenging Production Environment in Key Markets… • NA & EU markets experienced significant YOY reductions • Volume declines worse than the Great Financial Crisis 5 Challenging Q2 Trend shows sequential improvement • Industry environment recovering off of the lows • Expecting significant improvement in our H2 sales vs H1 Mid - term production trending lower than previously anticipated • Initiated and accelerated restructuring • Right - sizing the business to align cost structure • Recorded $168M charge in Q2, 2020

… However, Some Encouraging Elements Emerged • On sales impacted by COVID - 19 • Reduction in discretionary spending 6 Q2/20 Decremental Margin of ~22% Conserving Additional Cash • Reduced capital spending Improved Decremental Margin Expected Beyond Q2 • Driven by: – Cost reduction across the company – Right sizing actions We Continue to Invest for the Future

GM Supplier of the Year Awards 7 Most Ever for a Supplier in a Single Year 6 Supplier of the Year Awards Mirrors Truck Frames Driveline Systems Fascias Seat Systems FREEFORM  Innovation

Update on Restart of Production • China and North America – Capacity getting close to levels anticipated at beginning of the year for this timeframe • Europe – Capacity levels a little bit behind China and North America – Softer demand environment • Program delays and cancellations – Not expected to have significant impact to our business over next couple of years • Supply base – Continue to track a number of suppliers – Mitigation plans in place – To this point, no major issues impacting our operations 8

Advancing Our Protocols • Smart Start Playbook provided an excellent framework for managing a “new normal” • Production ramped up without significant disruption to production efficiency • Team of varying backgrounds developed recommendations: – How our global operations could be adjusted to stay prepared – Over and above our current playbook – Incorporated into our regular operating procedures and policies 9

Continue to Monitor Ongoing and Potential New Trends 10 Magna Well Positioned to Remain a Leader in Mobility

Executive Leadership Announcement • Sherif Marakby has joined Magna as Executive Vice President of Research and Development – Will manage all aspects of innovation and new product development strategy – 30 years of experience in automotive and technology industries – Extensive experience in electrification – Previously served as President & CEO of Ford Autonomous Vehicles LLC – Served on the Board of Directors for Argo AI – Spent time with Uber as Vice President of Global Vehicle Programs 11

Vehicle Production in Q2 - 2020 Region YOY Change in Production North America - 70% Europe - 59% China + 3% Global - 42% Estimated COVID - 19 Impact on Magna’s Q2 - 2020 Results: Total Sales ~$5.5 billion EBIT ~$1.2 billion Decremental Margin ~22% 12

Q2 2020 Consolidated Sales 13 Key Factors: • Impact of COVID - 19 pandemic ~$5.5B ( - ) • End of production of certain programs ( - ) • Foreign exchange translation ( - ) • Net customer price concessions ( - ) Q2 2019 Q2 2020 $10.1B $4.3B

Sales Performance vs Market 14 Q2 2020 vs Q2 2019 Reported Organic 1 Unweighted Performance vs Global Production Weighted Performance vs Global Production Body Exteriors & Structures (62%) (61%) (20%) (2%) Power & Vision (54%) (53%) (12%) 6% Seating (64%) (63%) (22%) (4%) Complete Vehicles (48%) (47%) (6%) 12% TOTAL SALES (58%) (57%) (16%) 2% Unweighted Production Growth (42%) Weighted Production Growth 2 (59%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production

Q2 2020 Adjusted EBIT 15 Q2 2019 Q2 2020 $677M ($600)M - $1.3B ADJUSTED EBIT Key Factors: • COVID - 19 ~$1.2B ( - ) • Lower tooling contribution ( - ) • Higher engineering costs in our ADAS business including retroactive social tax costs ( - ) • Net provisions for customer claims ( - ) • Net warranty costs ( - ) • Lower spending associated with electrification, autonomy, and R&D (+) • Favourable mix within Complete Vehicle assembly programs (+) • Benefit of a cost cutting initiative in Complete Vehicles (+)

Q2 2020 Financial Highlights 16 1 Lower adjusted effective tax rate is primarily related to an increase in losses not benefitted in Europe. 2 Assuming a tax rate of ~24.5% when we last provided an outlook in February, we estimate our adjusted diluted EPS was impacted by approximately $0.15. Q2 2019 Q2 2020 ADJUSTED DILUTED EPS $1.59 ($1.71) Q2 2019 Q2 2020 ADJUSTED EFFECTIVE TAX RATE 23.5% 16.9% Q2 2019 Q2 2020 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA $509M ($511)M 1 2

Q2 2020 Cash Flow 17 $ MILLIONS Cash from Operations Net Loss + Non - Cash Items $ (298) Changes in Non - Cash Operating Assets & Liabilities $ (934) $ (1,232) Investment Activities Fixed Assets $ (169) Investments, Other Assets & Intangibles $ (72) $ (241) Proceeds from Disposition and Other $ 11 Free Cash Flow $ (1,462) Private Equity Investments $ (2) Dividends Paid $ (116)

Liquidity Position 18 $ MILLIONS UNLESS OTHERWISE NOTED In June, 2020 Completed Offering of $750M of 10 - year Senior Unsecured Notes Bearing Interest at 2.45% Available Operating & Term Lines of Credit $ 3,490 Cash & Cash Equivalents $ 648 Total Available Liquidity (6/30/20) $ 4,138

Adjusted Debt to Adjusted EBITDA 19 $ MILLIONS Q2 2020 LTM EBITDA $ 2,311 Lease Adjustment $ 316 Other $ (10) Adjusted EBITDA $ 2,617 Debt per Balance Sheet $ 4,109 Lease Liability per Balance Sheet $ 1,798 Other $ 237 Adjusted Debt $ 6,144 Adjusted Debt / Adjusted EBITDA 2.35x

2020 Outlook[1]

$ BILLIONS UNLESS OTHERWISE NOTED

U.S. GAAP	August 2020
Total Sales	$30.0 - $32.0
EBIT Margin %	2.9% - 3.3%
Interest Expense	~$90M
Tax Rate	~30%
Capital Spending	~$1.4

[1] *In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. In addition, there is increased uncertainty related to our outlook above as a result of elevated risks associated with consumer demand, as well as continuing COVID-19 risks to various aspects of our business and the automotive industry, as discussed in our MD&A for the second quarter of 2020, our Annual Information Form / Form 40-F dated March 27, 2020 and subsequent filings.*

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2020 Outlook YOY Implications for 2 nd Half 21 Implied H2 2020 H2 2019 Change LIGHT VEHICLE PRODUCTION: North America 7.4M 7.8M  5% Europe 8.9M 10.0M  10% Global 39.6M 44.7M  11% KEY FINANCIALS: Total Sales 17.05B – 19.05B 18.7B  9% –  2% EBIT ~1.05B – ~1.25B 1.15B Free Cash Flow 1.3B – 1.5B 1.45B Decremental Margin < 20% Solid Outlook the Result of Actions Taken Across Magna

Q2 2020 RESULTS APPENDIX 22

Estimated COVID-19 Q2-2020 Impact by Segment[1]

MAGNA

$ MILLIONS

Segment	Approximate Sales Impact	Decremental Margin
Body Exteriors and Structures	$ 2,650	>20%
Power & Vision	$ 1,450	>20%
Seating	$ 1,000	~20%
Complete Vehicles	$ 400	<10%
Magna	**$ 5,500**	**~22%**

[1] *It is difficult to determine with a high degree of accuracy the value of sales lost as well as the impact to EBIT specifically as a result of our customers' production suspensions and volume reductions attributable to the COVID-19 pandemic. However, based on our expectations prior to the production suspensions compared to final production levels for the second quarter, we estimate such lost sales to have been approximately $5.5 billion and that Adjusted EBIT was negatively impacted by approximately $1.2 billion.*

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Segment Impact on Adjusted EBIT % of Sales 24 Q2 2020 vs Q2 2019 $ MILLIONS Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales 2nd Quarter of 2019 $ 10,126 $ 677 6.7% Increase (Decrease) Related to: Body Exteriors & Structures $ (2,620) $ (656) (11.2)% Power & Vision $ (1,510) $ (427) (7.6)% Seating Systems $ (928) $ (167) (2.5)% Complete Vehicles $ (869) $ 1 1.4% Corporate and Other $ 94 $ (28) (0.8)% 2nd Quarter of 2020 $ 4,293 $ (600) (14.0)%

Q2 2020 Reconciliation of Reported Results 25 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Expense (Income) Excluding Other (Income) Loss Before Income Taxes $ (789) $ 168 $ (621) % of Sales (18.4)% (14.5)% Income Tax Benefit $ (137) $ 32 $ (105) % of Pretax 17.4% 16.9% Loss Attributable to Non - Controlling Interests $ 5 $ - $ 5 Net Loss Attributable to Magna $ (647) $ 136 $ (511) Loss Per Share $ (2.17) $ 0.46 $ (1.71)

Q2 2019 Reconciliation of Reported Results 26 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Expense (Income) Excluding Other (Income) Income Before Income Taxes $ 595 $ 68 $ 663 % of Sales 5.9% 6.5% Income Tax Expense $ 145 $ 11 $ 156 % of Pretax 24.4% 23.5% Loss Attributable to Non - Controlling Interests $ 2 $ - $ 2 Net Income Attributable to Magna $ 452 $ 57 $ 509 Earnings Per Share $ 1.42 $ 0.17 $ 1.59

Geographic Sales 27 Q2 2020 vs Q2 2019  Q2 2019  Q2 2020 NORTH AMERICA ($Billions) 5.0 1.6 PRODUCTION - 70% EUROPE ($Billions) 4.5 2.2 PRODUCTION - 59% ASIA ($Millions) 547 475 PRODUCTION - 20% (China +3) REST OF WORLD ($Millions) 155 25 S.A. PRODUCTION - 78%

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